U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB [ ] Form N-SAR

For Period Ended: July 31, 1997

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:________________________________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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Part I - Registrant Information

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WINDSWEPT ENVIRONMENTAL GROUP , INC.
(Formerly: Comprehensive Environmental Systems, Inc.)

100 Sweeneydale Avenue
Address of Principal Executive Office (Street and Number)

Bay Shore, NY 11706
City, State and Zip Code
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Part II - Rules 12b-25 (b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [x] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable expense and effort;

     [x] The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-QSB, or portion thereof will not be filed on or before the fifth calendar day following the prescribed


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FORM 12b-25                                                               Page 2

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Part II - Rules 12b-25 (b) and (c)   (continued)

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               due date of September 15; and

         [ ] The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

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Part III - Narrative

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State below in reasonable  detail the reason why Form 10-K,  20-F, 11-K, 10-Q or
N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

The Company, as of the date of this filing, has not yet filed its 10-KSB for the fiscal year ended April 30, 1997. The Company has had a number of financial and other issues to deal with, arising out of problems caused by former management, including responding to an SEC comment letter and investigating certain transactions authorized by former management. On August 1, 1997 the Company replaced its former CFO, David Behanna, with Alan W. Schoenbart. Mr. Behanna assisted for a brief transition period before leaving the Company. The Company, and Mr. Schoenbart, have been working diligently with its auditors to complete the audit of the fiscal 1997 financial statements as soon as possible. Until such audit is complete the Company will not have the ability or the time to complete a proper review to close the report on the quarter ended July 31, 1997.

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Part IV - Other Information

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(1)      Name  and  telephone number of person  to contact  in  regard  to  this notification is:

         Alan W. Schoenbart, CFO                     (516) 694-7060

(2) Have all other periodic reports required pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
         [ ] Yes [X] No

         Form 10- KSB for the fiscal year ended April 30, 1997.






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FORM 12b-25                                                               Page 3

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Part IV - Other Information (continued)
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(3)      Is it  anticipated  that  there  will be a  significant  change  in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                   [ X ] Yes   [   ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         For the quarter ended July 31, 1997, the Company expects revenues of approximately $3,500,000 compared to $5,073,402 for the comparable prior year fiscal quarter. The Company expects a net loss in the range of $250,000 to $350,000 for the quarter compared to net income of $455,481 for the same period in 1996. The quarter ended July 31, 1997 includes a charge of approximately $250,000 related to amortization of the discount on a $700.000 convertible note issued in the last quarter of fiscal 1997.




                       Windswept Environmental Group, Inc.
                  (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 15, 1997        By: /s/ Alan W. Schoenbart
                                    --------------------------
                                    Alan W. Schoenbart,  Chief Financial Officer

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                                    ATTENTION

International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

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